Exhibit 99.2

Schedule A
Managers of the Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers of the Reporting Persons that are not natural persons or trusts.

WR Berkley & Others LLC

Name	**Position**
W. Robert Berkley, Jr.	Manager of WR Berkley & Others LLC; Chief Executive Officer of the Issuer

WR Berkley & Others 2 LLC

Name	**Position**
W. Robert Berkley, Jr.	Manager of WR Berkley & Others 2 LLC; Chief Executive Officer of the Issuer